                                                    Pursuant to Rule 424(b)(5)
                                                    Registration No. 33-54183

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 6, 1997)

[HERTZ LOGO]

THE HERTZ CORPORATION

$150,000,000

7% Senior Notes due May 1, 2002
Interest payable May 1 and November 1

ISSUE PRICE: 99.779%

Interest on the 7% Senior Notes due May 1, 2002 (the "Notes") is payable semiannually on May 1 and November 1 of each year, beginning November 1, 1997. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. The Notes will be represented by a Global Note (as defined herein) registered in the name of The Depository Trust Company (the "Depository") or its nominee. Interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes."

Settlement for the Notes will be made in immediately available funds. So long as the Notes are represented by the Global Note registered in the name of the Depository or its nominee, the Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore settle in immediately available funds. So long as the Notes are represented by the Global Note, all payments of principal and interest will be made by The Hertz Corporation (the "Corporation") in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment" in this Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------
                                                                  UNDERWRITING
                                               PRICE TO           DISCOUNTS AND      PROCEEDS TO
                                               PUBLIC(1)          COMMISSIONS(2)     CORPORATION(1)(3)
--------------------------------------------------------------------------------------------------------
Per Note                                       99.779%            .450%              99.329%
--------------------------------------------------------------------------------------------------------
Total                                          $149,668,500       $675,000           $148,993,500
--------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from May 9, 1997.
(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Corporation.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that delivery of the Notes will be made in book-entry form only on or about May 9, 1997 through the facilities of the Depository, against payment therefor in immediately available funds.

J.P. MORGAN & CO.
              CHASE SECURITIES INC.
                             GOLDMAN, SACHS & CO.
                                         LEHMAN BROTHERS
                                                   MERRILL LYNCH & CO.

May 6, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER UNDERWRITERS' SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any curcumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
                                   PROSPECTUS SUPPLEMENT
Description of Notes................................................................... S-3
Underwriting........................................................................... S-4
                                         PROSPECTUS
Available Information..................................................................   2
Incorporation of Certain Documents by Reference........................................   2
The Corporation........................................................................   3
Use of Proceeds........................................................................   3
Selected Consolidated Financial Data of the Corporation................................   4
Certain Relationships..................................................................   6
Description of Debt Securities.........................................................   7
Plan of Distribution...................................................................  18
Legal Opinions.........................................................................  19
Experts................................................................................  19


                              DESCRIPTION OF NOTES

GENERAL

The Notes are to be issued as a series of Senior Debt Securities under the Indenture, dated as of December 1, 1994 (the "Indenture") between the Corporation and First Union National Bank (formerly First Fidelity Bank, National Association), as Trustee (the "Trustee"), which is more fully described in the accompanying Prospectus.

The Notes will bear interest at an annual rate of 7%. Interest on the Notes will accrue from May 9, 1997 and will be payable semiannually on each May 1 and November 1, commencing November 1, 1997, to the persons in whose names the Notes are registered on the April 15 and October 15 next preceding such May 1 and November 1, respectively. Principal and interest payable with respect to certificated Notes, if any, will be payable at an office to be maintained by the Corporation in The City of New York, except that, at the option of the Corporation, interest payable with respect to such certificated Notes may be paid by check mailed to the person entitled thereto.

The Notes will not be subject to redemption by the Corporation or repayment at the option of the holder prior to maturity and are not entitled to any sinking fund. Beneficial interests in the Notes may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.

The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of a secondary market for the Notes.

BOOK-ENTRY

Upon issuance, all Notes will be represented by one or more fully registered global securities.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the Global Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by the Corporation in immediately available funds so long as the Notes are maintained in book-entry form.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depository's Same-Day Funds Settlement System and secondary trading activity in the Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

Subject to the terms and conditions set forth in an Underwriting Agreement dated as of May 6, 1997 (the "Underwriting Agreement"), the Corporation has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                                                                PRINCIPAL AMOUNT
NAME OF UNDERWRITER                                                                 OF NOTES
J.P. Morgan Securities Inc..................................................      $ 30,000,000
Chase Securities Inc. ......................................................        30,000,000
Goldman, Sachs & Co. .......................................................        30,000,000
Lehman Brothers Inc. .......................................................        30,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................................        30,000,000
                                                                                  ------------
            Total...........................................................      $150,000,000
                                                                                  ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all of the Notes if any are taken.

The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.20% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

The Corporation does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading for the Notes.

The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Underwriters may engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing the Notes in the open market.

In general, purchases of a security for the purpose of stabilization or to cover a short position could cause the price of the Notes to be higher than it might be in the absence of such purchases.

Neither the Corporation nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Corporation nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged and may in the future engage in investment banking and/or commercial banking transactions with the Corporation and its affiliates.

PROSPECTUS

                                                                    [HERTZ LOGO]

THE HERTZ CORPORATION

Debt Securities

                            ------------------------

The Hertz Corporation (the "Corporation") may offer from time to time in one or more series its unsecured debt securities (the "Debt Securities"), which may be senior (the "Senior Debt Securities"), senior subordinated (the "Senior Subordinated Debt Securities") or junior subordinated (the "Junior Subordinated Debt Securities") in priority of payment. The aggregate offering price of Debt Securities offered hereby will not exceed $400,000,000. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus.

The Debt Securities may be denominated in and sold for U.S. dollars, foreign currency or ECU, and principal of and any interest on the Debt Securities may likewise be payable in U.S. dollars, foreign currency or ECU. The currency for which the Debt Securities may be purchased and the currency in which principal of and any interest on the Debt Securities may be payable will be specifically designated by the Corporation. The specific designation, priority of payment, aggregate principal amount, authorized denominations, maturity, rate or method of calculation and time of payment of any interest, purchase price, any redemption terms, other special terms, and any listing on a securities exchange of the Debt Securities in respect of which this Prospectus is being delivered, and the net proceeds to the Corporation from the sale thereof, will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

The Debt Securities will be sold directly or through agents designated from time to time or through underwriters or dealers or a group of underwriters. If agents of the Corporation or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts shall be set forth in the Prospectus Supplement with respect to such Debt Securities.

May 6, 1997

                             AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Corporation. Copies of such materials may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and its Current Reports on Form 8-K dated February 28, 1997 and May 1, 1997 are hereby incorporated by reference into this Prospectus.

All documents subsequently filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

The Corporation will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to The Hertz Corporation, Attention: Investor Relations, at its mailing address or its telephone number.

The mailing address of the Corporation's principal executive office is 225 Brae Boulevard, Park Ridge, New Jersey 07656-0713 and its telephone number is (201) 307-2000.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF ANY PROSPECTUS SUPPLEMENT.

                                THE CORPORATION

The Corporation and its affiliates and independent licensees operate what the Corporation believes is the largest car rental business in the world based upon revenues and volume of rental transactions and the largest industrial and construction equipment rental business in the United States based upon revenues. The Corporation's "Hertz" brand name is recognized worldwide as a leader in quality rental and leasing services and products. The Corporation, together with its affiliates and independent licensees, rents and leases cars, rents industrial and construction equipment and operates its other businesses from approximately 5,500 locations throughout the United States and in approximately 140 foreign countries and jurisdictions.

On April 30, 1997, the Corporation issued and sold 20,010,000 shares of its Class A Common Stock in an initial public offering ("Offering"). After the Offering, Ford Motor Company ("Ford") beneficially owns (i) 49.4% of the outstanding Class A Common Stock (which has one vote per share) and (ii) 100% of the outstanding Class B Common Stock of the Corporation (which has five votes per share). The common stock beneficially owned by Ford represents in the aggregate 94.5% of the combined voting power of all of the Corporation's outstanding common stock. Accordingly, Ford is able to direct the election of all of the members of the Corporation's Board of Directors and to exercise a controlling influence over the business and affairs of the Corporation. At March 31, 1997, approximately $25 million of the Corporation's consolidated stockholders' equity was free of dividend limitations pursuant to its existing debt agreements. Immediately following the initial public offering, the Corporation was permitted to pay approximately $349 million in dividends under its existing debt agreements.

In July 1996, the Corporation was sued in Harris County, Texas District Court in a purported class action in which the plaintiff alleges that the Corporation's practice of providing certain insurance products violates the Texas Insurance Code because the Corporation did not obtain approval to sell insurance or obtain regulatory approval of the premiums it charges. The complaint sought restitution of excessive premiums, equitable rescission of all insurance contracts entered into by the class members, a declaratory judgment that the Corporation is selling insurance illegally in Texas and injunctive relief. On May 5, 1997, the Court held that the providing of excess liability insurance during the rental process by unlicensed customer service representatives constitutes a violation of the Texas Insurance Code. The Court granted class action status to the litigation; however, the Court dismissed plaintiff's claim for equitable rescission of all the insurance contracts and set the matter for trial on the issue of whether the Corporation's failure to have its customer service agents licensed had resulted in excessive premiums paid by class members. While it is possible that the action could result in significant liability to the Corporation, the Corporation does not expect the action to have a material adverse effect on the Corporation's consolidated financial position or results of operations.

                                USE OF PROCEEDS

The net proceeds from the sale of the Debt Securities will be added to the general funds of the Corporation. It is anticipated that the proceeds will be used for general corporate purposes and to reduce short-term borrowings. The Corporation expects to issue additional long-term and short-term debt, and the proportionate amounts of each can be expected to vary from time to time as a result of business requirements, market conditions and other factors.

            SELECTED CONSOLIDATED FINANCIAL DATA OF THE CORPORATION
                            (IN MILLIONS OF DOLLARS)

The following table presents selected consolidated financial information of the Corporation, which is unaudited for the three months ended March 31, 1997 and 1996, and which is extracted from the audited financial statements for the years ended December 31, 1996, 1995, 1994, 1993 and 1992. The operating results for the three months ended March 31, 1997 and 1996 include all adjustments (consisting only of normal recurring adjustments) that the Corporation considers necessary for a fair presentation of the results for such interim periods. The interim results are not necessarily an indication of the results for the full year. The information in the table and notes thereto should be read in conjunction with the financial statements and the related notes thereto contained in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

                                            Three Months
                                           Ended March 31,                   Years Ended December 31,
                                         -------------------   ----------------------------------------------------
  Dollars in millions (except ratios)      1997       1996       1996       1995       1994       1993       1992
---------------------------------------- --------   --------   --------   --------   --------   --------   --------
                                             (Unaudited)
INCOME STATEMENT DATA
Revenues
Car rental.............................. $  758.5   $  690.7   $3,161.6   $2,911.7   $2,581.2   $2,177.5   $2,124.1
Industrial and construction
  equipment rental......................     90.3       77.1      392.3      332.3      263.1      215.8      208.8
Car leasing.............................     11.7        8.7       35.4       35.6      231.4      209.3      241.0
Other(a)................................     17.9       26.6       79.0      121.0      218.7      252.2      242.3
                                         --------   --------   --------   --------   --------   --------   --------
    Total revenues......................    878.4   $  803.1    3,668.3    3,400.6    3,294.4    2,854.8    2,816.2
                                         --------   --------   --------   --------   --------   --------   --------
Expenses
Direct operating........................    444.1      423.8    1,795.1    1,724.8    1,766.2    1,647.1    1,627.5
Depreciation of revenue earning
  equipment(b)..........................    218.5      192.4      892.7      803.9      702.7      523.9      496.8
Selling, general and administrative.....    108.6      104.4      425.2      392.5      385.5      336.0      353.3
Interest, net of interest income of
  $4.6, $2.8, $10.4, $16.8, $7.2, $11.3
  and $3.6(c)...........................     73.3       67.3      298.8      307.1      277.2      245.4      306.9
                                         --------   --------   --------   --------   --------   --------   --------
    Total expenses......................    844.5      787.9    3,411.8    3,228.3    3,131.6    2,752.4    2,784.5
                                         --------   --------   --------   --------   --------   --------   --------
Income before income taxes..............     33.9       15.2      256.5      172.3      162.8      102.4       31.7
Provision for taxes on income(d)........     14.2        6.4       97.9       67.1       71.7       49.0       21.7
                                         --------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of
  change in accounting principle........     19.7        8.8      158.6      105.2       91.1       53.4       10.0
Cumulative effect on prior years of
  change in method of accounting for
  postretirement benefits(e)............       --         --         --         --         --         --       (4.3)
                                         --------   --------   --------   --------   --------   --------   --------
Net income.............................. $   19.7   $    8.8   $  158.6   $  105.2   $   91.1   $   53.4   $    5.7
                                         ========   ========   ========   ========   ========   ========   ========
Ratio of earnings to fixed charges(f)...      1.4        1.2        1.7        1.4        1.4        1.3        1.1
                                         ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA AT END OF PERIOD
Total assets............................ $7,848.7   $7,275.5   $7,649.2   $6,656.6   $6,520.8   $4,688.5   $4,222.0
Total debt..............................  5,615.9    4,925.3    5,091.8    4,297.5    4,413.9    2,940.5    2,549.9
Stockholders' equity....................    662.8      840.2      989.4      836.3      735.9      616.7      579.5
Ratio of total debt to stockholders'          8.5        5.9        5.1        5.1        6.0        4.8        4.4
  equity(g).............................

---------------
(a) Includes fees from licensees (other than expense reimbursement from licensees), revenue from claim management and telecommunications services and prior to 1995, revenues from a car dealership operation in Europe.

(b) For 1996, 1995, 1994, 1993 and 1992 includes net credits of $23.2 million, $6.4 million, $23.0 million, $28.1 million and $16.9 million, respectively, and for the three months ended March 31, 1997 and 1996 includes net charges of $4.1 million and net credits of $7.0 million, respectively, primarily from net proceeds received in excess of book value on the disposal of revenue earning equipment, except for the three months ended

March 31, 1997, such net proceeds received were lower than the book value on the disposal of revenue earning equipment. Effective January 1, 1997 and July 1, 1994, certain estimated useful lives being used to compute the provision for depreciation of revenue earning equipment used in the industrial and construction equipment rental business were increased to reflect changes in the estimated residual values to be realized upon disposal of the equipment. As a result of these changes, depreciation of revenue earning equipment for the three months ended March 31, 1997, the year 1995 and the year 1994 decreased by $2.4 million, $12.0 million and $9.6 million, respectively.

(c) For the three months ended March 31, 1997, includes interest expense of $2.3 million incurred relating to funding the $460 million dividend paid in 1997 by the Corporation on its common stock to Ford Motor Company.

(d) Includes credits of $13.9 million, $2.0 million and $9.8 million for the years 1996, 1993 and 1992, respectively, resulting from adjustments made to tax accruals in connection with tax audit evaluations and the effects of prior years' tax-sharing arrangements between the Corporation and its former parent companies, UAL Corporation and RCA Corporation. For the year 1995, includes $6.5 million of credits relating to foreign taxes which were offset against U.S. income tax liabilities. For the year 1993, includes a $1.1 million charge relating to the increase in net deferred tax liabilities as of January 1, 1993 due to changes in the tax laws enacted in August 1993.

(e) Effective January 1, 1992, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, which requires that postretirement health care and other non-pension benefits be accrued during the years the employee renders the necessary service.

(f) Earnings have been calculated by adding interest expense and the portion of rentals estimated to represent the interest factor to income before income taxes. Fixed charges include interest charges (including capitalized interest) and the portion of rentals estimated to represent the interest factor.

(g) After giving effect to (i) the Corporation issuing and selling 20,010,000 shares of its Class A Common Stock in an initial public offering and receiving net proceeds of $454 million from the sale, (ii) the Corporation redeeming its 1,290 shares of Series C Preferred Stock for $130 million, and (iii) using the net proceeds received from the initial public offering to pay down the Corporation's notes payable, all on April 30, 1997, the ratio of total debt to stockholders' equity of the Corporation would be 5.2.

                             CERTAIN RELATIONSHIPS

In February 1997, Ford extended to the Corporation a line of credit of $500 million, expiring June 30, 1999, and the revolving loan agreement between the Corporation and Ford dated June 8, 1994 was terminated. This line of credit has an evergreen feature that provides on an annual basis for automatic one-year extensions of the expiration date, unless timely notice is provided by Ford at least one year prior to the then scheduled expiration date. At March 31, 1997, the Corporation and a subsidiary had $268.9 million of outstanding loans from Ford.

Over the three years ended December 31, 1996, on a weighted average basis, approximately 66% of the cars acquired by the Corporation for its U.S. rental car fleet, and approximately 33% of the cars acquired by the Corporation for its international fleet, were manufactured by Ford. During 1996, approximately 64% of the cars acquired by the Corporation domestically were manufactured by Ford. The percentage of Ford cars acquired by the Corporation for its U.S. rental car fleet is expected to remain at these or higher levels in the future. In 1996, approximately 28% of the cars acquired by the Corporation for its international fleet were manufactured by Ford, which represented the largest percentage of any automobile manufacturer in that year. See Note 7 to the "Notes to Consolidated Financial Statements" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996.

The Corporation and Ford have entered into a car supply agreement (the "Car Supply Agreement") for a term of ten years commencing on September 1, 1997. Under the Car Supply Agreement, Ford and the Corporation have agreed to negotiate in good faith on an annual basis with respect to the supply of cars. Ford has agreed to supply to the Corporation and the Corporation has agreed to purchase from Ford, for each car model year during the term of the agreement (i.e., the 1998 model year through the 2007 model year), (a) the lesser of 150,000 cars or 55% of the Corporation's fleet requirements for its car rental business conducted in the United States; (b) 35% of the Corporation's fleet requirements for its car rental business conducted in Europe; and (c) 55% of the Corporation's fleet requirements for its car rental business conducted other than in the United States and Europe. For each model year, at least 50% of the cars supplied by Ford are required to be non-risk cars. The Car Supply Agreement also provides that, for each model year, Ford must strive to offer car fleet programs to the Corporation on terms and conditions that are competitive with terms and conditions for the supply of cars then being offered by other automobile manufacturers to the Corporation and other daily car rental companies. In addition, for each model year, Ford must supply cars to the Corporation on terms and conditions that are no less favorable than those offered by Ford to other daily car rental companies, excluding franchised Ford vehicle dealers who rent cars.

The Corporation and Ford have entered into a joint advertising agreement (the "Joint Advertising Agreement") for a term of ten years commencing on September 1, 1997. Under the Joint Advertising Agreement, Ford has agreed to pay to the Corporation one-half of the Corporation's advertising costs, up to a limit of $39 million for the first year and, for each year thereafter, a limit equal to the prior year's limit adjusted for inflation, subject to a ceiling. In addition, if for any year, one-half of the Corporation's advertising costs exceed such limit and the Corporation has purchased from Ford a percentage of its car fleet requirements for its car rental business conducted in the United States for the corresponding model year (the "Ford Vehicle Share") equal to 58% or more, then Ford will pay to the Corporation additional amounts for such excess advertising costs. To be eligible for cost reimbursement under the Joint Advertising Agreement, the advertising must meet certain conditions, including the condition that it indicates that the Corporation features Ford vehicles in a manner and with a prominence that is reasonably satisfactory to Ford. The Joint Advertising Agreement further provides that if the Ford Vehicle Share for any model year is less than 55%, Ford will not be obligated to pay the Corporation any amount for its advertising costs for that year, except to the extent that the Corporation's failure to achieve a 55% Ford Vehicle Share is attributable to
(a) Ford's failure to supply a sufficient quantity of cars for the Corporation to achieve a 55% Ford Vehicle Share or (b) the fact that the terms and conditions of Ford's car fleet programs offered to the Corporation were not competitive with the terms and conditions for the supply of cars offered by other automobile manufacturers to the Corporation and other daily car rental companies. In no event, however, will Ford be required to pay any amount for the Corporation's advertising costs for any year if the Ford Vehicle Share for the corresponding model year is less than 40%.

See "The Corporation" above for information relating to Ford's controlling influence over the business and affairs of the Corporation. See also the "Notes to Consolidated Financial Statements" in the Corporation's Annual

Report on Form 10-K for the year ended December 31, 1996 for additional information relating to transactions involving Ford and the Corporation.

                         DESCRIPTION OF DEBT SECURITIES

The Senior Debt Securities are to be issued under an indenture, dated as of December 1, 1994 (the "Senior Indenture"), between the Corporation and First Union National Bank (formerly First Fidelity Bank, National Association), as Trustee (the "Senior Trustee"). The Senior Subordinated Debt Securities are to be issued under an indenture, dated as of June 1, 1989 (the "Senior Subordinated Indenture"), between the Corporation and The Bank of New York, as Trustee (the "Senior Subordinated Trustee"). The Junior Subordinated Debt Securities are to be issued under an indenture, dated as of July 1, 1993 (the "Junior Subordinated Indenture"), between the Corporation and Citibank, N.A., as trustee (the "Junior Subordinated Trustee"). The Senior Subordinated Indenture and the Junior Subordinated Indenture are referred to herein collectively as the "Subordinated Indentures," the Senior Subordinated Securities and the Junior Subordinated Securities are referred to herein collectively as the "Subordinated Securities," and the Senior Subordinated Trustee and the Junior Subordinated Trustee are referred to herein collectively as the "Subordinated Trustees."

A copy of the Senior Indenture, the Senior Subordinated Indenture and the Junior Subordinated Indenture are exhibits to the Registration Statement of which this Prospectus forms a part. The Senior Indenture, the Senior Subordinated Indenture and the Junior Subordinated Indenture are sometimes referred to collectively as the "Indentures" and the Senior Trustee, the Senior Subordinated Trustee and the Junior Subordinated Trustee are sometimes referred to collectively as the "Trustees."

The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to and are qualified in their entirety by reference to all the provisions of the Indentures, including the definitions therein of certain terms. References to Sections are applicable to each Indenture, except (i) references to sections included under the caption "Subordination of Senior Subordinated Debt Securities" are applicable to the Senior Subordinated Indenture only, (ii) references to sections included under the caption "Subordination of Junior Subordinated Debt Securities" are applicable to the Junior Subordinated Indenture only, (iii) references to sections included under the caption "Certain Covenants -- Dividend Restrictions and Limitations on Certain Loans and Advances" are applicable to the Subordinated Indentures only, and (iv) as otherwise expressly provided. The following sets forth certain general terms and provisions of the Senior Debt Securities, the Senior Subordinated Debt Securities and the Junior Subordinated Debt Securities (together the "Debt Securities") offered hereby. Further terms of the Debt Securities shall be set forth in applicable Prospectus Supplements.

GENERAL

The Debt Securities to be offered by this Prospectus are limited to $400,000,000 in aggregate principal amount. However, the Indentures do not limit the amount of Debt Securities which can be issued thereunder and provide that additional securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. (Section 301)

While the covenants contained in each Indenture may provide limited protection to debt holders in the event of a highly leveraged transaction involving the Corporation, the Indentures do not prohibit the incurrence of additional Senior, Senior Subordinated or Junior Subordinated Debt. Subject to certain exceptions described below under "Limitations on Secured Debt," outstanding Debt Securities and other qualified indebtedness shall be secured equally and ratably (subject, however, to applicable priorities of payment) with any additional Secured Debt incurred by the Corporation. (Section 1004) Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will not have the benefit of any covenant requiring redemption or repurchase of the Debt Securities by the Corporation, or adjustment to any terms of the Debt Securities, upon any change in control or recapitalization of the Corporation.

Reference is made to the applicable Prospectus Supplement for the following terms of the particular series of Debt Securities being offered thereby: (i) the designation and any limitation on the aggregate principal amount of the series; (ii) whether the securities are Senior Debt Securities, Senior Subordinated Debt Securities, or Junior Subordinated Debt Securities; (iii) the currency or currencies for which Debt Securities may be purchased and currency or currencies in which principal and any interest may be payable; (iv) if the currency for which Debt Securities may be purchased or in which principal and any interest may be payable is at the purchaser's election, the manner in which such an election may be made; (v) the percentage of principal amount at which the series will be issued; (vi) the date or dates on which the principal of the series will be payable; (vii) the rate or rates per annum, if any, at which the series will bear interest or the method of calculation thereof; (viii) the date or dates from which any interest will accrue and the times at which any interest will be payable; (ix) the place or places where the principal and interest, if any, on Debt Securities of the series shall be payable; (x) the terms, if any, on which Debt Securities of the series may be redeemed at the option of the Corporation; (xi) the obligation, if any, of the Corporation to redeem, purchase or repay Debt Securities of the series; (xii) the minimum denomination in which Debt Securities of the series will be issued; (xiii) if other than the principal amount, the portion of the principal amount of the Debt Securities of the series that will be payable upon a declaration of acceleration of the maturity thereof;
(xiv) whether the Debt Securities of the series may be issuable in the form of one or more global securities; and (xv) any other special terms.

Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the applicable Prospectus Supplement relating thereto.

The Debt Securities will be issued only in registered form without coupons and will be unsecured obligations of the Corporation. The Senior Debt Securities will rank on a parity with other senior debt securities of the Corporation. The Senior Subordinated Debt Securities will rank on a parity with other senior subordinated debt securities and be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the Senior Subordinated Indenture) of the Corporation, as described below under "Subordination of Senior Subordinated Debt Securities." The Junior Subordinated Debt Securities will rank on a parity with other junior subordinated debt securities and be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the Junior Subordinated Indenture) of the Corporation (which term, when used in connection with Junior Subordinated Debt Securities, includes Senior Debt Securities and Senior Subordinated Debt Securities), as described under "Subordination of Junior Subordinated Debt Securities."

Unless otherwise provided in the applicable Prospectus Supplement relating to a particular series of Debt Securities being offered thereby, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by the Corporation in such place or places described in the applicable Prospectus Supplement, which place is currently contemplated to be in The City of New York, except that, at the option of the Corporation, interest may be paid by check mailed to the person entitled thereto. The Debt Securities may be presented to the corporate trust office of the applicable Trustee for registration of transfer or exchange. Senior Debt Securities of any series subject to repayment prior to their stated maturity at the option of the Holder thereof may be so repaid by submitting the appropriate form to the place of payment specified in the terms of such debt security and as provided in the applicable Prospectus Supplement. Debt Securities of a particular series may be exchanged for a like aggregate amount of Debt Securities of such series of other authorized denominations without service charge, except for any tax or other governmental charge that may be imposed. (Sections 301, 302, 305 and 1002)

BOOK-ENTRY

If so indicated in the applicable Prospectus Supplement, upon issuance, all Debt Securities will be represented by one or more fully registered global securities (the "Global Notes"). In any such case, the Depository Trust Company (the "Depository"), New York, New York, will act as securities depository for such issue of Debt Securities. Any such Debt Securities will be issued as fully-registered Global Notes registered in the name of Cede & Co. (the Depository's partnership nominee). One fully-registered Global Note will be issued for each such issue of Debt Securities, in the aggregate principal amount of such issue, and will be deposited with the Depository; provided, however, that if the aggregate principal amount of any such issue exceeds $200 million, one Global Note will be issued with respect to each $200 million of principal amount and an additional Global Note will be issued with respect to any remaining principal amount of such issue.

The Depository has advised the Corporation as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks trust companies, clearing corporations, and certain other organizations. The Depository is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depository and its Participants are on file with the Securities and Exchange Commission.

Purchases of Debt Securities represented by one or more Global Notes under the Depository's book-entry system must be made by or through Participants, which will receive a credit for such Debt Securities on the Depository's records. The ownership interest of each actual purchaser of each Debt Security (a "Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchases, but each Beneficial Owner is expected to receive written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Participant or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in such Debt Securities will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in any Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

To facilitate subsequent transfers, all Debt Securities represented by one or more Global Notes deposited by Participants with the Depository will be registered in the name of the Depository partnership nominee, Cede & Co. The deposit of one or more Global Notes with the Depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depository will have no knowledge of the actual Beneficial Owners of any Debt Securities represented by Global Notes; the Depository records will reflect only the identity of the Participants to whose accounts the Debt Securities represented by such Global Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither the Depository nor Cede & Co. will consent or vote with respect to any Debt Securities represented by one or more Global Notes.

Principal and interest payments on the Debt Securities represented by one or more Global Notes will be made to the Depository. The Depository's practice is to credit Participants' accounts on payable date in accordance with their respective holdings shown on the Depository's records unless the Depository has reason to believe that it will not receive payment on payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depository, or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depository will be the responsibility of the Corporation, disbursement of such payments to Participants shall be the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants and Indirect Participants.

The Depository may discontinue providing its services as securities depository with respect to any issue of Debt Securities represented by one or more Global Notes at any time by giving reasonable notice to the Corporation. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates representing Debt Securities will be required to be printed and delivered. The Corporation may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In such event definitive certificates representing Debt Securities will be printed and delivered.

The information in this section concerning the Depository's book-entry system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

Payment of the principal of, premium, if any, and interest on the Senior Subordinated Debt Securities is expressly subordinated in right of payment, as set forth in the Senior Subordinated Indenture, to payment when due of all Senior Indebtedness of the Corporation, as such term is defined with respect to the Senior Subordinated Debt Securities. (Section 1401) "Senior Indebtedness" is used under this caption "Subordination of Senior Subordinated Debt Securities" as defined in the Senior Subordinated Indenture. "Senior Indebtedness" is defined in the Senior Subordinated Indenture as (a) outstanding indebtedness of the Corporation listed on Schedule A to the Senior Subordinated Indenture, (b) any promissory notes (other than any referred to in the foregoing clause (a)) issued by the Corporation pursuant to any agreement between the Corporation and any bank or banks and any commercial paper issued by the Corporation, (c) all indebtedness incurred by the Corporation after the date of the Senior Subordinated Indenture for money borrowed which is, in the discretion of the Corporation, specifically designated by the Corporation as superior to subordinated debt (senior debt) of the Corporation in the instruments evidencing said indebtedness at the time of the issuance thereof, (d) all indebtedness previously incurred by the Corporation outstanding at the date of the Senior Subordinated Indenture for money borrowed which is, in the discretion of the Corporation, specifically designated by the Corporation as Senior Indebtedness for the purposes of the Senior Subordinated Indenture at the date of the Senior Subordinated Indenture (all of such indebtedness is set forth on Schedule B attached to the Senior Subordinated Indenture), (e) indebtedness of the Corporation for money borrowed from or guaranteed to persons, firms or corporations which engage in lending money, including, without limitation, banks, trust companies, insurance companies and other financing institutions and charitable trusts, pension trusts and other investing organizations, evidenced by notes or similar obligations, unless such indebtedness shall, in the instrument evidencing the same, be specifically designated as not being superior to the Senior Subordinated Debt Securities and (f) any amendments, modifications, supplements, deferrals, renewals or extensions of any such Senior Indebtedness. Senior Indebtedness will not include, and the Senior Subordinated Debt Securities will rank pari passu in right of payment to, the Corporation's
9 1/2% Senior Subordinated Notes due May 15, 1998. (Section 101)

No payment on account of principal, premium, if any, sinking fund, or interest on the Senior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Senior Subordinated Debt Securities, unless full payment of amounts then due for principal, premium, if any, sinking fund, and interest on Senior Indebtedness has been made or duly provided for in money or money's worth. No payment by the Corporation on account of principal, premium, if any, sinking fund, or interest on the Senior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Senior Subordinated Debt Securities, if, at the time of such payment or application or immediately after giving effect thereto, (i) there exists under the Senior Indebtedness referred to in clause (a) of the immediately preceding paragraph or any agreement pursuant to which any such Senior Indebtedness is issued any default or any condition, event or act, which with notice or lapse of time, or both, would constitute a default or (ii) there exists under any other Senior Indebtedness or any agreement pursuant to which such other Senior Indebtedness is issued any event of default permitting the holders of such other Senior Indebtedness (or a trustee on behalf of such holders) to accelerate the maturity thereof; provided, however, that in the case of such an event of default (other than in payment of such other Senior Indebtedness when due) the foregoing provisions of this clause
(ii) will not prevent any such payment or application for a period longer than 90 days after the date on which the holders of such Senior Indebtedness (or such trustee) shall have first obtained written notice of such event of default from the Corporation or the holder of any Senior Subordinated Debt Securities, if the maturity of such other Senior Indebtedness is not so accelerated within such 90 day period. (Section 1402)

Subject to the foregoing, if there shall have occurred any Event of Default on the Senior Subordinated Debt Securities as described below under "Events of Default and Notice Thereof," other than with respect to certain events of bankruptcy, insolvency or reorganization, then unless and until either such Event of Default shall have been cured or waived or shall have ceased to exist or the principal of, premium, if any, and interest on all Senior Indebtedness shall have been paid in full in money or money's worth, no payment shall be made by the Corporation on account of the principal of, premium, if any, or interest on the Senior Subordinated Debt Securities or on account of the purchase or other acquisition of Senior Subordinated Debt Securities, except (a) payments at the expressed maturity of the Senior Subordinated Debt Securities (subject to the next paragraph), (b) current interest payments as provided in the Senior Subordinated Debt Securities, (c) payments for the purpose of curing any such Event of Default, and (d) payments pursuant to the required sinking fund for the Senior Subordinated Debt Securities. (Section 1402)

Upon any payment or distribution of assets of the Corporation to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Corporation or similar proceeding relating to the Corporation or its property, whether voluntary or involuntary and whether or not the Corporation is a party thereto, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due upon all Senior Indebtedness must be paid in full before the holders of the Senior Subordinated Debt Securities are entitled to receive or retain any assets so paid or distributed. Subject to the payment in full of all Senior Indebtedness, the holders of the Senior Subordinated Debt Securities are to be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation or other payments applicable to Senior Indebtedness to the extent of the application to Senior Indebtedness of moneys or other assets which would have been received by the holders of the Senior Subordinated Debt Securities but for the subordination provisions contained in the Senior Subordinated Indenture until the Senior Subordinated Debt Securities are paid in full. (Sections 1403 and 1405)

The Corporation expects to issue from time to time additional indebtedness constituting Senior Indebtedness and senior subordinated debt (see "Use of Proceeds"). None of the Indentures prohibits or limits the incurrence of additional Senior Indebtedness.

By reason of the subordination provisions contained in the Senior Subordinated Indenture, in the event of insolvency, creditors of the Corporation who are holders of Senior Indebtedness, as well as certain general creditors of the Corporation, may recover more, ratably, than the holders of the Senior Subordinated Debt Securities.

SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES

Payment of the principal of, premium, if any, and interest on the Junior Subordinated Debt Securities is expressly subordinated in right of payment, as set forth in the Junior Subordinated Indenture, to payment when due of all Senior Indebtedness of the Corporation, as such term is defined with respect to the Junior Subordinated Debt Securities. (Section 1401) "Senior Indebtedness" is defined in the Junior Subordinated Indenture as (a) any promissory notes issued by the Corporation pursuant to any agreement between the Corporation and any bank or banks and any commercial paper issued by the Corporation, (b) all existing and future indebtedness for borrowed money of the Corporation (including guarantees by the Corporation of indebtedness for borrowed money of others), (c) all obligations of the Corporation specified on Schedule A to the Junior Subordinated Indenture, (d) indebtedness of the Corporation for money borrowed from or guaranteed to persons, firms or corporations which engage in lending money, including, without limitation, banks, trust companies, insurance companies and other financing institutions and charitable trusts, pension trusts and other investing organizations, evidenced by notes or similar obligations, unless such indebtedness shall, in the instrument evidencing the same, be specifically designated as not being superior to the Junior Subordinated Debt Securities of any series, (e) all other existing and future obligations of the Corporation (including but not limited to (x) obligations under interest rate and currency swaps, caps, collars, options and similar arrangements and (y) guarantees by the Corporation of obligations of others) that are designated in the instruments evidencing said obligations as being superior in right of payment to the Junior Subordinated Debt

Securities, and (f) any amendments, modifications, supplements, deferrals, renewals or extensions of any such Senior Indebtedness; provided, that Senior Indebtedness shall not include (x) the Junior Subordinated Debt Securities of any series and (y) any other indebtedness for borrowed money or other obligation of the Corporation (including guarantees by the Corporation of such indebtedness of others) which is expressly subordinated in right of payment to all senior subordinated debt securities that are or may be outstanding under the Senior Subordinated Indenture. (Section 101)

No payment on account of principal, premium, if any, sinking fund, or interest on the Junior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Junior Subordinated Debt Securities, unless full payment of amounts then due for principal, premium, if any, sinking fund, and interest on Senior Indebtedness has been made or duly provided for in money or money's worth. No payment by the Corporation on account of principal, premium, if any, sinking fund, or interest on the Junior Subordinated Debt Securities may be made, nor may any property or assets of the Corporation be applied to the purchase or other acquisition or retirement of the Junior Subordinated Debt Securities, if, at the time of such payment or application or immediately after giving effect thereto, there exists under any Senior Indebtedness or any agreement pursuant to which such Senior Indebtedness is issued any event of default permitting the holders of such Senior Indebtedness (or a trustee on behalf of such holders) to accelerate the maturity thereof; provided, however, that in the case of such an event of default (other than in payment of such Senior Indebtedness when due) the foregoing provisions of this sentence will not prevent any such payment or application for a period longer than 90 days after the date on which the holders of such Senior Indebtedness (or such trustee) shall have first obtained written notice of such event of default from the Corporation or the holder of any Junior Subordinated Debt Securities, if the maturity of such Senior Indebtedness is not so accelerated within such 90 day period. (Section 1402)

Subject to the foregoing, if there shall have occurred any Event of Default on the Junior Subordinated Debt Securities as described below under "Events of Default and Notice Thereof," other than with respect to certain events of bankruptcy, insolvency or reorganization, then unless and until either such Event of Default shall have been cured or waived or shall have ceased to exist or the principal of, premium, if any, and interest on all Senior Indebtedness shall have been paid in full in money or money's worth, no payment shall be made by the Corporation on account of the principal of, premium, if any, or interest on the Junior Subordinated Debt Securities or on account of the purchase or other acquisition of Junior Subordinated Debt Securities, except (a) payments at the expressed maturity of the Junior Subordinated Debt Securities (subject to the next paragraph), (b) current interest payments as provided in the Junior Subordinated Debt Securities, (c) payments for the purpose of curing any such Event of Default, and (d) payments pursuant to the required sinking fund for the Junior Subordinated Debt Securities. (Section 1402)

Upon any payment or distribution of assets of the Corporation to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Corporation or similar proceeding relating to the Corporation or its property, whether voluntary or involuntary and whether or not the Corporation is a party thereto, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due upon all Senior Indebtedness must be paid in full before the holders of the Junior Subordinated Debt Securities are entitled to receive or retain any assets so paid or distributed. Subject to the payment in full of all Senior Indebtedness, the holders of the Junior Subordinated Debt Securities are to be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation or other payments applicable to Senior Indebtedness to the extent of the application to Senior Indebtedness of moneys or other assets which would have been received by the holders of the Junior Subordinated Debt Securities but for the subordination provisions contained in the Junior Subordinated Indenture until the Junior Subordinated Debt Securities are paid in full. (Sections 1403 and 1405)

The Corporation expects to issue from time to time additional indebtedness constituting Senior Indebtedness (see "Use of Proceeds"). None of the Indentures prohibits or limits the incurrence of additional Senior Indebtedness.

By reason of the subordination provisions contained in the Junior Subordinated Indenture, in the event of insolvency, creditors of the Corporation who are holders of Senior Indebtedness, as well as certain general creditors of the Corporation, may recover more, ratably, than the holders of the Junior Subordinated Debt Securities.

CERTAIN COVENANTS

Dividend Restrictions. Each Subordinated Indenture provides that the Corporation may not (a) declare or pay any dividend or make any other distribution (other than dividends or distributions made in capital stock of the Corporation) on or in respect of any capital stock of the Corporation, (b) purchase, redeem or otherwise acquire for value any shares of the capital stock of the Corporation, except shares acquired upon the conversion thereof into other shares of capital stock of the Corporation, or (c) permit any Restricted Subsidiary to purchase, redeem or otherwise acquire for value any shares of capital stock of the Corporation; if immediately thereafter the aggregate amount of all such dividends, distributions, purchases, redemptions, acquisitions or payments (other than dividends or distributions payable in shares of capital stock of the Corporation) during the period from and after December 31, 1985, plus the amount of total investments in Unrestricted Subsidiaries made during such period, would exceed the sum of (1) $185,000,000 plus (or minus in the case of a deficit), (2) the consolidated net income (or net loss) of the Corporation and its Restricted Subsidiaries earned subsequent to December 31, 1985, plus (3) the aggregate net proceeds received by the Corporation in respect of the issue, sale or exchange after December 31, 1985, of (i) any shares of capital stock of the Corporation and any rights or warrants entitling the holders to purchase or subscribe for shares of such capital stock, or (ii) any indebtedness of the Corporation which is converted into shares of its capital stock after December 31, 1985. (Section 1007)

The foregoing will not prohibit the Corporation from paying any management, administrative, general overhead or similar charge to any controlling stockholder or other Affiliate of the Corporation, or paying to any member of the same consolidated group for tax purposes any amounts in lieu of taxes. (Section 1007)

Limitations on Mergers. The Indentures provide that the Corporation may not consolidate with, merge into, or sell, convey or transfer its properties and assets substantially as an entirety to, another Person, if, as a result thereof, any property owned by the Corporation or a Restricted Subsidiary immediately prior thereto would become subject to any Security Interest, unless (i)(x) in the case of the Senior Indenture, the Senior Debt Securities (equally and ratably with any other indebtedness of the Corporation then entitled thereto) shall be secured by a prior lien on such property, (y) in the case of the Senior Subordinated Indenture, the Senior Subordinated Debt Securities (equally and ratably with any other indebtedness of the Corporation then entitled thereto) shall be secured equally and ratably with (or prior to) the debt secured by such Security Interest or (z) in the case of the Junior Subordinated Indenture, the Junior Subordinated Debt Securities (equally and ratably with any other indebtedness of the Corporation entitled thereto) shall be secured equally and ratably with (or prior to) the debt secured by such Security Interest or (ii) such Security Interest would otherwise be permitted under the Indentures. (Section 803) (See "Limitations on Secured Debt")

Limitations on Certain Loans and Advances. Each Subordinated Indenture provides that the Corporation may not, and may not permit any Restricted Subsidiary to, make any loan or advance to any Person owning more than 50% of the outstanding voting stock of the Corporation or to any Affiliate of such Person (other than the Corporation or a Restricted Subsidiary) if the aggregate outstanding amount of Senior Debt of the Corporation and its Restricted Subsidiaries exceeds 400% of Consolidated Net Worth and Subordinated Debt, as defined in the applicable Indenture. (Section 1005) The term Senior Debt for purposes of this limitation shall mean Senior Indebtedness when referring to the Senior Subordinated Indenture or the Junior Subordinated Indenture as such term is used in each such Indenture.

Limitations on Secured Debt. Each Indenture provides that the Corporation will not at any time create, incur, assume or guarantee, and will not cause, suffer or permit a Restricted Subsidiary to create, incur, assume or guarantee, any Secured Debt without making effective provisions whereby the Debt Securities then outstanding under such Indenture and any other indebtedness of or guaranteed by the Corporation or such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by the Security Interest securing such Secured Debt equally and ratably with any and all other obligations and indebtedness thereby secured (subject, however, to applicable priorities of payment) so long as such Secured Debt remains outstanding; provided, however, that the foregoing prohibition shall not be applicable to (a) any Security Interest in favor of the Corporation or a Restricted Subsidiary; (b) Security Interests existing on December 1, 1994 in the case of Senior Debt Securities, Security Interests existing on June 1, 1989 in the case of Senior Subordinated Debt Securities and Security Interests existing on July 1, 1993 in the case of Junior Subordinated Debt Securities; (c) Security Interests existing on property at the time it is acquired by the Corporation or a Restricted Subsidiary, provided such Security Interest is limited to all or part of the property so acquired; (d)(i) any Security Interest existing on the property of or on the outstanding shares or indebtedness of a corporation at the time such corporation shall become a Restricted Subsidiary, or (ii) subject to the provisions referred to above under "Limitations on Mergers," any Security Interest on property of a corporation existing at the time such corporation is merged into or consolidated with the Corporation or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Corporation or a Restricted Subsidiary, provided, in each such case, that such Security Interest does not extend to any property owned prior to such transaction by the Corporation or any Restricted Subsidiary which was a Restricted Subsidiary prior to such transaction; (e) mechanics', materialmen's, carriers' or other like liens, arising in the ordinary course of business; (f) certain tax liens or assessments, and certain judgment liens; (g) certain Security Interests in favor of the United States of America or any state or any agency thereof; (h) Security Interests on Business Equipment; (i) in the case of property (other than Rental Equipment) acquired after December 1, 1994 as it pertains to Senior Debt Securities, after June 1, 1989, as it pertains to Senior Subordinated Debt Securities and after July 1, 1993, as it pertains to Junior Subordinated Debt Securities, by the Corporation or any Restricted Subsidiary, any Security Interest which secures an amount not in excess of the purchase price or fair value of such property at the time of acquisition, whichever, in the opinion of the Corporation, shall be less, provided that such Security Interest is limited to the property so acquired; (j) Security Interests on properties financed through tax-exempt municipal obligations, provided that such Security Interest is limited to the property so financed; or (k) any refunding, renewal, extension or replacement (or successive refunding, renewals, extensions, or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (j), provided that the principal amount of indebtedness secured in such refunding, renewal, extension or replacement does not exceed that secured at the time by such Security Interest and that such renewal, refunding, extension or replacement of such Security Interest is limited to all or part of the same property subject to the Security Interest being refunded, renewed, extended or replaced.

Notwithstanding the foregoing provisions, the Corporation and any one or more Restricted Subsidiaries may issue, assume, or guarantee Secured Debt which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Corporation and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Secured Debt permitted to be secured under subparagraphs (a) through
(k) above), and the aggregate value of the Sale and Leaseback Transactions in existence at such time (not including Sale and Leaseback Transactions the proceeds of which have been or will be applied in accordance with subsection (b) under "Limitations on Sale and Leaseback Transactions" below), do not at the time of incurrence exceed 10% of Consolidated Net Worth and Subordinated Debt (as defined in the applicable Indenture). (Section 1004)

Limitations on Sale and Leaseback Transactions. Each Indenture provides that the Corporation may not, and may not permit any Restricted Subsidiary to, engage in any Sale and Leaseback Transaction unless (a) the Corporation or such Restricted Subsidiary would be entitled, without reference to the provisions of
Section 1004 described in subparagraphs (a) through (k) above, to incur Secured Debt in an amount equal to the amount realized or to be realized upon the sale or transfer involved in such Sale and Leaseback Transaction, secured by a Security Interest on the property to be leased without equally and ratably securing the Debt Securities outstanding under such Indenture as provided under "Limitations on Secured Debt," or (b) the Corporation or a Restricted Subsidiary shall apply, within 120 days after such sale or transfer, an amount equal to the fair value of the property so leased (as determined by the Board of Directors of the Corporation) to the repayment of Senior Debt of the Corporation or of any Restricted Subsidiary (other than Senior Debt owed to the Corporation or any Restricted Subsidiary) then prepayable, on a pro rata basis, according to the respective principal amounts of Senior Debt then held by the various holders thereof. (Senior Indenture Section 1005; Subordinated

Indentures Section 1006) The term Senior Debt for purposes of this limitation shall mean Senior Indebtedness when referring to the Senior Subordinated Indenture or the Junior Subordinated Indenture as such term is used in each such Indenture.

CERTAIN DEFINITIONS

"Business Equipment" shall mean all motor vehicles, tractors and trailers, construction equipment, factory, commercial and office equipment and other revenue-earning personalty owned, financed or otherwise held by or for the Corporation or any of its Restricted Subsidiaries for rental, lease, sale or disposition in the ordinary course of the business of the Corporation and its Restricted Subsidiaries, other than Rental Equipment. "Consolidated Net Worth and Subordinated Debt" shall mean the aggregate of (i) the capital and surplus accounts of the Corporation and its Restricted Subsidiaries, as shown in the most recent consolidated balance sheet of the Corporation and its Restricted Subsidiaries, prepared in accordance with generally accepted accounting principles, plus (ii) the aggregate outstanding principal amount of Subordinated Debt (as defined in the Indentures) of the Corporation and its Restricted Subsidiaries, as reflected on the same consolidated balance sheet. "Principal Property" shall mean any building, structure or other facility (including land or fixtures) owned by the Corporation or any Restricted Subsidiary having a gross book value in excess of 2% of Consolidated Net Worth and Subordinated Debt, other than any such building, structure or other facility which, in the opinion of the Board of Directors of the Corporation, is not of material importance to the total business conducted by the Corporation and its subsidiaries as an entirety. "Rental Equipment" shall mean all automobiles owned, financed or otherwise held by the Corporation or any of its Restricted Subsidiaries which, in the ordinary course of business, are offered for rental within the United States of America for periods of less than 30 days. "Restricted Subsidiary" shall mean certain identified Subsidiaries of the Corporation, and any other Subsidiaries designated after the date of the Indentures as a Restricted Subsidiary by the Board of Directors of the Corporation, subject to redesignation by the Board of Directors and to certain other restrictions. "Sale and Leaseback Transaction" shall mean any sale or transfer by the Corporation or one or more Restricted Subsidiaries (except a sale or transfer to the Corporation or one or more Restricted Subsidiaries) of any Principal Property, made more than 180 days after the later of the acquisition of such Principal Property or the completion of construction or full commencement of operations thereof, if such sale or transfer is made with the intention of, or as part of an arrangement involving, the lease of such Principal Property to the Corporation or a Restricted Subsidiary (with certain exceptions). "Secured Debt" shall mean all indebtedness for borrowed money of the Corporation or a Restricted Subsidiary which is secured by a Security Interest upon any assets of the Corporation or any Restricted Subsidiary, including any capital stock or indebtedness of any Restricted Subsidiary. "Security Interest" shall mean any mortgage, pledge, lien, encumbrance, conditional sales contract, title retention agreement or other similar arrangement which secures payment or performance of an obligation. (Section 101)

MODIFICATION OF THE INDENTURES

Subject to certain exceptions, each Indenture contains provisions permitting the Corporation and the Trustee, with the consent of the Holders of not less than a majority in principal amount of all securities at the time outstanding, or of the Holders of the then outstanding Debt Securities of each series to be affected thereby, to modify the Indentures or any supplemental Indentures or the rights of the Holders of all Debt Securities, or of the Debt Securities of a particular series, as the case may be; provided that no such modification shall
(i) change the fixed maturity of the principal of, or any installment of principal or interest on, any Debt Security, or reduce the principal amount thereof or the rate of interest, if any, thereon, or change the place of payment or the currency in which any Debt Security or the interest, if any, thereon is payable, without the consent of the Holder of each Debt Security affected, or
(ii) reduce the aforesaid percentage of Debt Securities the consent of the holders of which is required for any such modification, without the consent of the Holder of each Debt Security affected. (Section 902)

EVENTS OF DEFAULT AND NOTICE THEREOF

The following events are defined in the Senior Indenture as Events of Default with respect to the Senior Debt Securities of a particular series: failure for 30 days to pay interest on any Senior Debt Securities of such series when due; failure to pay principal of any Senior Debt Securities of such series when due at maturity thereof or otherwise, which failure shall continue unremedied for 5 Business Days; failure to deposit any sinking fund payment when and as due, which failure shall continue unremedied for 5 Business Days; the acceleration of any other indebtedness in excess of $25 million of the Corporation, including another series of Senior Debt Securities, under its terms, if such acceleration is not rescinded or annulled within 10 days after written notice thereof to the Corporation; failure to perform any other covenant in the Senior Debt Securities of such series within 90 days after written notice thereof to the Corporation specifying the failure and requiring its remedy; certain events of bankruptcy, insolvency or reorganization and any other Event of Default provided with respect to the Senior Debt Securities of such series. (Section 501) The Corporation is required to file annually with the Senior Trustee an officer's certificate as to the absence of certain defaults under the terms of the Senior Indenture. (Section 1006)

The following events are defined in each Subordinated Indenture as Events of Default with respect to the Subordinated Debt Securities of a particular series: failure for 30 days to pay interest on any Subordinated Debt Securities of such series when due; failure to pay principal of any Subordinated Debt Securities of such series when due at maturity; the acceleration of any other indebtedness in excess of $10 million of the Corporation, including another series of Subordinated Debt Securities, under its terms, if such acceleration is not rescinded or annulled with 10 days after written notice thereof to the Corporation; failure to perform any other covenant in the Subordinated Debt Securities of such series or in the applicable Subordinated Indenture within 60 days after written notice thereof to the Corporation specifying the failure and requiring its remedy; certain events of bankruptcy, insolvency or reorganization and any other Event of Default provided with respect to the Subordinated Debt Securities of such series. (Section 501) The Corporation is required to file with each Trustee annually an officer's certificate as to the absence of certain defaults under the terms of the applicable Subordinated Indenture. (Section
1008)

Upon any Event of Default with respect to Debt Securities of a particular series, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of all the Debt Securities of such series (or, in the case of any series of discounted Debt Securities, such lesser principal amount as may be provided for in such series of discounted Debt Securities) to be due and payable. (Section 502)

Each Indenture provides that the Holders of not less than a majority in principal amount of the Debt Securities of any series may on behalf of the Holders of all of the Debt Securities of such series waive any past default under such Indenture with respect to such series and its consequences, except a default (i) in the payment of the principal of or interest, if any, on any of the Debt Securities of such series or (ii) in respect of a covenant or provision of such Indenture which, under the terms of such Indenture, cannot be modified or amended without the consent of the Holders of all of the Debt Securities of such series affected thereby. The terms of the Senior Indenture do not permit any such waiver with respect to Debt Securities of any such series subsequent to the acceleration of principal thereof. (Section 513)

Each Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except a default in the payment of principal or interest) if it determines that the withholding of such notice is in the interest of the Holders of the Debt Securities. (Section 602)

Subject to provisions of each Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request of any of the Holders of the Debt Securities issued thereunder, unless they shall have offered to the Trustee reasonable indemnity. (Sections 601(a) and 603(e)) Subject to such provisions for the indemnification of the Trustee and to certain other limitations, the Holders of a majority in principal amount of the Debt Securities of a particular series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series. (Section 512)

DEFEASANCE OF DEBT SECURITIES

Unless the Prospectus Supplement relating to the applicable Senior Debt Securities provides otherwise, the Corporation at its option (a) will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Senior Debt Securities of such series, and to have satisfied all its other obligations under such Senior Debt Securities (except for obligations relating to the rights of Holders to receive payments from the trust fund, certain obligations to register the transfer and exchange of Senior Debt Securities, replace stolen, lost or mutilated Senior Debt Securities, maintain paying agencies, hold moneys for payment in trust and the Corporation's obligations with respect to Global Securities and defeasance and covenant defeasance generally) or (b) shall be released from its obligations described above under "Certain Covenants -- Limitations on Mergers," "-- Limitations on Secured Debt" and "-- Limitations on Sale and Leaseback Transactions" with respect to the outstanding Senior Debt Securities of such series, if the Corporation irrevocably deposits or causes to be deposited with the Senior Trustee money or U.S. Government Obligations or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Senior Trustee, to pay and discharge (i) the principal of (and premium, if any) and interest, if any, on the outstanding Senior Debt Securities of such series and
(ii) any mandatory sinking fund payments applicable to the outstanding Senior Debt Securities of such series. Among the conditions to exercising any such option, the Corporation is required to deliver to the Senior Trustee an opinion of counsel (which opinion shall state, in the case of a defeasance described in clause (a) above, that (x) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of the first issuance by the Corporation of Senior Debt Securities pursuant to the Senior Indenture, there has been a change in the applicable Federal income tax law) to the effect that the Holders of the outstanding Senior Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as the case may be, had not occurred. (Sections 1401, 1402, 1403 and 1404)

If the Corporation, at its option, deposits or causes to be deposited with the applicable Subordinated Trustee as trust funds, for the purpose hereinafter stated, an amount, in money or the equivalent in securities of the government which issued the currency in which the Subordinated Debt Securities of any then outstanding series are denominated or securities issued by government agencies backed by the full faith and credit of such government, sufficient to pay and discharge the entire indebtedness on the Subordinated Debt Securities of such series for principal and interest, if any, to the date or dates of maturity of the Subordinated Debt Securities of such series, and if the Corporation has paid or caused to be paid all other sums payable by it under the Subordinated Indenture with respect to such series, then the Subordinated Indenture will cease to be of further effect with respect to such series (except as to the Corporation's obligations to compensate, reimburse and indemnify the Subordinated Trustee pursuant to the Subordinated Indenture with respect to such series), and the Corporation will be deemed to have satisfied and discharged the Indenture with respect to such series; provided, however, that no series of Subordinated Debt Securities may be so defeased unless all of the securities of such series will become due and payable at their Stated Maturity within one year of such defeasance. (Section 401) In the event of any such defeasance, holders of such Subordinated Debt Securities would be able to look only to such trust funds for payment of principal and premium, if any, and interest, if any on their Subordinated Debt Securities.

With respect to the Subordinated Indentures, if securities have been deposited with the applicable Subordinated Trustee as trust funds, the Corporation, in order to exercise its option, is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance (a) will not cause the holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes and (b) will not result in the delisting of the Subordinated Debt Securities of such series from any nationally-recognized exchange on which they are listed, if any.

Unless the Prospectus Supplement relating to the applicable Subordinated Debt Securities provides otherwise, the Corporation at its option (a) will be discharged from any and all obligations in respect of such Subordinated Debt Securities (except for certain obligations to register the transfer or exchange of Subordinated Debt Securities, replace stolen, lost or mutilated Subordinated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the applicable Subordinated Indenture (including all or some of those described above under "Certain Subordinated Covenants"), if there is deposited with the applicable Subordinated Trustee money or, in the case of Subordinated Debt Securities denominated in U.S. dollars, U.S. Government Obligations or, in the case of Subordinated Debt Securities denominated in a foreign currency, Foreign Government Securities, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money (or a combination of money and U.S. Government Obligations or Foreign Government Securities, as the case may be) in an amount sufficient to pay in the currency, currencies or currency unit or units in which such Subordinated Debt Securities are payable all the principal of, and interest on, such Subordinated Debt Securities on the dates such payments are due in accordance with the terms of such Subordinated Debt Securities. Among the conditions to the Corporation exercising any such option, the Corporation is required to deliver to the applicable Subordinated Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such Subordinated Debt Securities to recognize income, gain or loss for United States Federal income tax purposes, and that the holders will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred. (Section 403)

THE TRUSTEES

First Union National Bank (formerly First Fidelity Bank, National Association) is the Senior Trustee under the Senior Indenture. Chemical Bank (successor by merger to Manufacturers Hanover Trust Company) is trustee under an Indenture dated as of April 1, 1986, as amended by a First Supplemental Indenture dated as of April 2, 1990, pursuant to which approximately $1,150.3 million aggregate principal amount of the Corporation's senior debt securities remained outstanding at March 31, 1997. The Bank of New York is the Senior Subordinated Trustee under the Senior Subordinated Indenture. Citibank, N.A. is the Junior Subordinated Trustee under the Junior Subordinated Indenture. Each Trustee may act as depository for funds of, provide lines of credit to and perform other services for, the Corporation and its subsidiaries in the normal course of business.

                              PLAN OF DISTRIBUTION

The Corporation may sell the Debt Securities in any of four ways: (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single institutional purchaser, (iii) through agents or (iv) through a combination of any such methods of sale. The Prospectus Supplement with respect to the Debt Securities of a particular series sets forth the terms of the offering of such Debt Securities, including the name or names of any underwriters or agents, the purchase price of such Debt Securities and the proceeds to the Corporation from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

If underwriters are used in the sale of Debt Securities of a particular series, such Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities of a particular series may be offered to the public through underwriting syndicates represented by managing underwriters.

If so indicated in any Prospectus Supplement, the Corporation will authorize the underwriters and agents to solicit offers by certain institutions to purchase the Debt Securities described in such Prospectus Supplement from the Corporation at the public offering price set forth therein pursuant to Delayed Delivery Contracts ("Contracts"), which will provide for payment and delivery on the date stated in such Prospectus Supplement. Each of the Contracts will be for an amount not less than, and unless the Corporation otherwise agrees the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not more than, the respective amounts stated in such Prospectus Supplement.

The underwriters, dealers and agents may be entitled, under agreements which may be entered into with the Corporation, to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution to payments that the underwriters, dealers and agents may be required to make in respect thereof.

                                 LEGAL OPINIONS

Certain legal matters in connection with the Securities will be passed upon for the Corporation by Paul M. Tschirhart, Esq., 225 Brae Boulevard, Park Ridge, New Jersey, Senior Vice President and General Counsel of the Corporation, and for any underwriters or agents by Brown & Wood LLP, One World Trade Center, New York, New York.

                                    EXPERTS

The consolidated financial statements and supporting schedule of the Corporation at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been audited by Coopers & Lybrand L.L.P., independent accountants, at December 31, 1996 and 1995, and for each of the three years ended December 31, 1996, as indicated in their report incorporated by reference herein. The consolidated financial statements and supporting schedule referred to above have been incorporated by reference herein in reliance upon the authority of said firms as experts in accounting and auditing.

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